Annual Report

Cover Page

Name of issuer:

bluShift Aerospace, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/10/2014

Physical address of issuer:

2 Pegasus St
Suite 2
Brunswick ME 04011

Website of issuer:

https://www.bluShiftAerospace.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$177,895.00	$12,376.00
Cash & Cash Equivalents:	$165,419.00	$10,835.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$70,499.00	$21,309.00
Long-term Debt:	$1,192,369.00	$92,929.00
Revenues/Sales:	$5,000.00	$135,281.00
Cost of Goods Sold:	$3,821.00	$303,544.00
Taxes Paid:	$0.00	$0.00
Net Income:	($983,111.00)	($210,638.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

bluShift Aerospace, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Late filing.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sascha Deri	CEO	bluShift Aerospace Inc	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sascha Deri	CEO	2014
Sascha Deri	President	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sascha Deri	1000000.0 Common	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Development delays. For instance, our large engine test stand location may be need to be moved if the engine's sound can not be mitigated enough for neighboring residents. Moving our test stand would add cost and up to a 3-4 month delay in development.
>
> The final coastal launch location is TBD. That launch location will require approvals and acceptance from the local community, the FAA. While we are working closely with a parallel with the Maine Spaceport Complex planning effort headed by the Maine Space Grant Consortium, it is possible that an acceptable launch location cannot be found, is delayed or requires unexpected additional resources which will require additional search of funding. The major effect on this phase of crowd equity funding is that increased resources may be spent to find the location than was anticipated, although the launch would not be funded or occur with the use of these funds (but as a result of an additional fund raising round).
>
> Our current financial model tolerates the loss of one of two of 'Starless Rogue' launch vehicles but not both. We are manufacturing 2 so that we have a spare to quickly go to in case the first one is lost. If both are lost during launch then it is expected that there will be additional costs in time, materials and market lost.
>
> Scaling our engine to its full size may present unforeseen technical challenges, such as combustion stability, that presents challenges as we solve those problems and may push integration of the engine into the larger Starless Rogue out by several months.
>
> COVID-19 can materially impact our business.
>
> It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.
>
> Loss of key staff members. Staff members who leave, are out sick for extended periods of time or are terminated could present significant delays to the timeline.
>
> Complying with government regulation, especially ITAR, may create significant loss in productivity as additional systems and processes are put in place and staff members have to go through significant hurdles to work securely while working remote.
>
> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities	Securities

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common	10,000,000	1,000,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Maine Technology Institute
Issue date	10/06/20
Amount	$99,981.00
Outstanding principal plus interest	$99,981.00 as of 10/14/21
Interest rate	5.0% per annum
Maturity date	12/01/27
Current with payments	Yes

Repayment start date is delayed to 1/1/2023. There are no scheduled maturities of long-term debt for the next two years. The loan was originally made for $77,000 in Oct 2021. On Feb 18, 2021, the Company borrowed an additional $22,981 from the Maine Technology Institute under this same loan agreement, bringing the balance of this debt to $99,981.

Loan

Lender	Maine Technology Institute
Issue date	05/16/21
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 09/01/22
Interest rate	5.0% per annum
Maturity date	12/31/27
Current with payments	Yes

This promissory note has a "patient" repayment start date of 12/1/2028

Loan

Lender	Maine Technology Institute
Issue date	05/19/21
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 10/25/21
Interest rate	5.0% per annum
Maturity date	12/01/28
Current with payments	Yes

This promissory note is a "patient" loan which has a repayment start date of 1/1/2024.

Loan

Lender	Maine Technology Institute
Issue date	08/10/21
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 10/25/21
Interest rate	5.0% per annum
Maturity date	12/01/28
Current with payments	Yes

This promissory note has a "patient" repayment start date of 1/1/2024

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation Crowdfunding	SAFE	$781,354	General operations

12/2021	Section 4(a)(2)		$80,000	General operations
12/2021	Section 4(a)(2)		$47,659	General operations
4/2022	Regulation Crowdfunding	SAFE	$290,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Sascha Deri
Amount Invested	$350,000.00
Transaction type	Priced round
Issue date	06/14/17
Relationship	Founder

Name	Alternative Energy Store, Inc
Amount Invested	$47,659.00
Transaction type	Other
Issue date	12/30/21
Relationship	Owner of bluShift is a co-owner of the company that provided amounts due to Related Party.

The Company has outstanding amounts totaling $47,659 owed to an affiliated entity through common ownership. As of December 31, 2021, there are no set repayment terms. The balance is not expected to be repaid for at least one year, and as such has been classified as a long-term liability on the balance sheet.

Name	Sascha Deri
Amount Invested	$80,000.00
Transaction type	Other
Issue date	12/30/21
Relationship	Stockholder of the Company

Subsequent to year end, the stockholder of the Company loaned the Company an additional $80,000. As of August 30, 2022, there are still no set repayment terms. The balance is not expected to be repaid for at least one year. The total balance due to the stockholder as of August 30, 2022 is $143,400.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We launch payloads to space with rockets powered by a non-toxic, bio-derived fuel.

In 5 years, we hope bluShift will offer sub-orbital and polar orbit launch services to payloads from across the world off the coast of Maine.

Forward-looking projections cannot be guaranteed.

Milestones

bluShift Aerospace, Inc. was incorporated on October 10, 2014, under the laws of the Commonwealth of Massachusetts and reincorporated under the laws of the state of Maine on December 13, 2016. On March 22, 2021, the Company reincorporated under the laws of the state of Delaware.

Since then, we have:

- 🚀 First rocket company to use non-toxic, nearly carbon-neutral, bio-derived fuel

- 🥇 bluShift is offering the first dedicated rocket launch service for small satellites

- 📈 bluShift is part of a rapidly growing, $28B+ market opportunity for launching small satellites

- 💰Projected revenues of over $400M over 10 years

- 🛰Will have the only private launch site in US to access #1 orbit for tiny satellites

- 🏆Paying Customers are already onboard!

- 📈 Over $1M raised to date!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $5,000 compared to the year ended December 31, 2020, when the Company had revenues of $135,281.

- *Assets.* As of December 31, 2021, the Company had total assets of $177,895, including $165,419 in cash. As of December 31, 2020, the Company had $12,376 in total assets, including $10,835 in cash.

- *Net Loss.* The Company has had net losses of $983,111 and net losses of $210,638 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $1,262,868 for the fiscal year ended December 31, 2021 and $114,238 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $581,051 in debt, $589,000 in equity, and and $1,071,354 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 5 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

bluShift Aerospace, Inc cash in hand is $138,901.34, as of September 2022. Over the last three months, revenues have averaged $52,600/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $51,100/month, for an average net margin of $1,500 per month. Our intent is to be profitable in 60 months.

Subsequent to year-end, the Company issued additional SAFE notes to investors totaling $295,213. Upon an equity financing by the Company, as defined, the SAFE notes would automatically convert into stock at a price equal to the price per share offered in the financing less a 10% discount as defined in each respective SAFE note agreement. Upon a liquidity event, before the expiration or termination of the SAFE notes, the investor would receive a cash payment equal to the purchase amount or automatically receive from the Company shares of common stock equal to the purchase divided by the liquidity price. As of August 30, 2022, the total outstanding SAFE notes balance was $1,076,572.

Subsequent to year-end, the Company achieved the milestones referenced in Note 5 of the attached 2021 financial statements and received an additional $100,000 advance as part of the 2021 MTI note payable agreement. As of August 30, 2022, the total notes balance due to MTI was $399,981.

Based on the additional borrowings, as of August 30, 2022, maturities of the long-term debt are as follows:

Years ending December 31,

2022 $ -
2023 $ -
2024 $61,331
2025 $78,325
2026 $82,332
Thereafter $177,993
Total $ 399,981

Subsequent to year-end, the stockholder of the Company loaned the Company an additional $80,000. As of August 30, 2022, there are still no set repayment terms. The balance is not expected to be repaid for at least one year. The total balance due to the stockholder as of August 30, 2022 is $143,400.

From Sept-Dec, 2022 we expect our expenses to be $665k if we achieve our funding goals. An additional $400k is expected in Jan-Feb, 2023. We do not expect notable revenues in this period. We will need $10M raised in a future seed round to achieve our first commercial launch. Expectations are to raise the seed round by the end of 2022 or Q1 of 2023. The first commercial launch is expected to occur in approximately one year after raising the $10M Seed.

bluShift is not currently profitable. To achieve profitability within our two phased strategy of providing suborbital and then orbital services bluShift would need to raised an estimated $25M. To achieve profitability by only providing suborbital launch services the amount that would need to be an estimated $75M.

bluShift receives owner funding, short-term private lending, investor matching patient loans from the public-private entity Maine Technology Institute (MTI), and possible Federal SBIR grants. All of the above are intended to cover short-term expenses in addition to monies in the bank.

Any projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sascha Deri, certify that:

(1) the financial statements of bluShift Aerospace, Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of bluShift Aerospace, Inc included in this Form reflects accurately the information reported on the tax return for bluShift Aerospace, Inc filed for the most recently completed fiscal year.

Sascha Deri
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.bluShiftAerospace.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Sascha Deri

Appendix E: Supporting Documents

Signatures

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Sascha Deri

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

bluShift Aerospace, Inc

By

Sascha Deri

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sascha Deri

CEO

9/8/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.